UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 2, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Sibanye-Stillwater safely brings Beatrix employees to surface after power outage
Johannesburg, 2 February 2018. Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL)
is pleased to advise that all underground employees at its Beatrix operations in the
Free State, have safely returned to the surface.
A severe storm during the night of 31 January 2018, caused the collapse of both the primary and secondary Eskom powerlines supplying electricity to the Beatrix
Operations, causing a power surge and outage at all three shafts at its Beatrix
Operations. As a result the majority of the night shift was unable to be hoisted to surface.
Emergency power supply from backup generators enabled 64 employees to return to surface at Beatrix 1 shaft and 272 employees at Beatrix 4 shaft during the course of the following morning, but damage to the winder control systems and generators at the Beatrix 3 shaft resulting from the power surge resulted in 955 employees remaining underground at the shaft stations until Eskom power had been restored to the mine.
Management remained in control throughout and were confident that the decisions made were in the interests of employee wellbeing. Mine rescue and medical teams were mobilised and due care was taken to ensure employees were safe and had access to food and water. Detailed contingency plans were made mine rescue teams to evacuate employees through the second outlet at Beatrix 1 shaft, in the event that power was not restored.
Through a tremendous effort to install temporary power line pylons by both mine management and Eskom, power was successfully restored during the morning of 2
2 February 2018 and all employees were safely hoisted to surface.
Employees will undergo throughout medical examination and trauma counselling, together with their families, if required. It is expected that operations will resume on Monday, 5 February 2018.
Sibanye-Stillwater CEO, Neal Froneman commented: “I wish to thank the Beatrix team and the SA Regional management for the prompt and composed response to this potentially grave situation. I would also like to commend Eskom for the professional and efficient way they rose to the challenge to restore power to the operations.
This is significant rescue effort and one that all who participated in, can be extremely proud off, and it is a clear demonstration of the competence within the
South African mining industry. The actions taken by management and decisions taken resulted in all of our employees returning safely to their families.”
Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities
Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”,
“potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 2, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer